Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.
SUPPLEMENT NO. 9 DATED JUNE 20, 2007
TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 7 dated May 9, 2007 and Supplement No. 8 dated May 25, 2007 relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering;

•	new permanent financing for Thunderbird Medical Plaza in Glendale, Arizona;

•	our recent acquisition of the Triumph Hospital Portfolio in Houston, Texas;

•	our proposed acquisition of Gwinnett Professional Center in Lawrenceville, Georgia;

•	our proposed acquisition of Kokomo Medical Office Park in Kokomo, Indiana; and

•	our proposed acquisition of St. Mary’s Physician Center in Long Beach, California.

Status of Our Initial Public Offering

As of June 12, 2007, we had received and accepted subscriptions in our offering for 9,220,320 shares of common stock, or approximately $92,098,000, excluding shares issued pursuant to our distribution reinvestment plan.

Thunderbird Medical Plaza Permanent Financing

On June 8, 2007, we, through NNN Healthcare/Office REIT Thunderbird Medical, LLC, entered into a secured loan with Wachovia Bank, National Association, or Wachovia, as evidenced by a promissory note in the principal amount of $14,000,000. The promissory note is secured by the Thunderbird Medical Plaza in Glendale, Arizona, or the Thunderbird property, and a Deed of Trust, Security Agreement and Fixture Filing. The loan matures on June 11, 2017 and bears interest at a rate of 5.67% per annum. The loan provides for the following payments: (1) interest-only payments on the eleventh day of each month, in the amount set forth in Annex 1 of the promissory note, commencing July 11, 2007 through and including June 11, 2009; (2) principal and interest payments equal to $80,990.10 on the eleventh day of each month commencing on July 11, 2009 through and including May 11, 2017; and (3) the outstanding principal amount, together with all accrued but unpaid interest, in full, on June 11, 2017. The loan also provides for: (1) a default interest rate of 9.67% per annum, or the maximum amount permitted by applicable law, in an event of default; and (2) late charges in an amount equal to 3.0% of the amount of any overdue payments, in addition to any default interest payments. We have guaranteed performance under the promissory note under an Indemnity and Guaranty Agreement in favor of Wachovia. The loan documents contain customary representations, warranties, covenants and indemnities, as well as provisions for reserves and impounds. The cash proceeds (net of closing costs and $1,492,000 of lender required reserves) of approximately $12,600,000 was used to fund the acquisition of the Triumph Hospital Portfolio, as described below.

Acquisition of Triumph Hospital Portfolio

On June 8, 2007, we, through our operating partnership, NNN Healthcare/Office REIT Holdings, L.P., acquired the Triumph Hospital Portfolio in suburban Houston, Texas from an unaffiliated third party for a total purchase price of $36,500,000, plus closing costs. The Triumph Hospital Portfolio consists of Triumph Hospital Northwest and Triumph Hospital Southwest.

Financing and Fees

Of the total purchase price of $36,500,000, $17,750,000 was allocated to Triumph Hospital Northwest and $18,750,000 was allocated to Triumph Hospital Southwest. We financed the aggregate purchase price of the Triumph Hospital Portfolio using a combination of: (1) $12,600,000 in net proceeds from a $14,000,000 loan from Wachovia secured by the Thunderbird property (described above); (2) an unsecured loan from NNN Realty Advisors, Inc., or NNN Realty Advisors, our sponsor, in the principal amount of $4,000,000 (described below); and (3) funds raised through this offering. An acquisition fee of $1,095,000, or 3.0% of the aggregate purchase price, was paid to our advisor and its affiliate.

On June 8, 2007, in connection with our acquisition of the Triumph Hospital Portfolio, we, through our operating partnership, entered into an unsecured loan with NNN Realty Advisors as evidenced by a promissory note in the principal amount of $4,000,000. The unsecured note matures on December 8, 2007 and bears interest at a fixed rate of 6.82% per annum. The unsecured note requires monthly interest-only payments beginning on July 1, 2007 for the term of the note. The unsecured note also provides for a default interest rate of 8.82% per annum. Since NNN Realty Advisors is our sponsor, this loan is deemed a related party loan. Therefore, the terms of the unsecured loan and the unsecured note were approved by a majority of our directors, including a majority of our independent directors, and deemed fair, competitive and commercially reasonable by our directors.

Description of the Property

Triumph Hospital Northwest and Triumph Hospital Southwest were originally built in 1986 and 1989, respectively, and are located on 12 and eight acres, respectively, in suburban Houston, Texas. The Triumph Hospital Portfolio contains approximately 151,000 square feet of gross leasable area, which is currently 100% leased to affiliates of Triumph Healthcare, the largest provider of long-term acute care in the Houston area and the third largest provider in the United States. Triumph Healthcare’s lease of Triumph Hospital Southwest, which includes 68,000 square feet of gross leasable area, expires in December 2012, with two five-year renewal options. Triumph Healthcare’s lease of Triumph Hospital Northwest, which includes 83,000 square feet of gross leasable area, expires in February 2013, with two five-year renewal options.

Triple Net Properties Realty, Inc. will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Triumph Hospital Portfolio.

There are at least ten comparable properties located in the same submarket that might compete with the Triumph Hospital Portfolio.

Management currently has no renovation plans for the property, and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Triumph Hospital Portfolio will be approximately $40.0 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2006, Triumph Hospital Northwest paid real estate taxes of approximately $225,000 at a rate of 3.13%, and Triumph Hospital Southwest paid real estate taxes of approximately $118,000 at a rate of 2.05%.

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Triumph Hospital Portfolio for the last five years:

		Average Effective Annual
Year	Average Occupancy Rate	Rental Rate per Square Foot

2002	38%	$6.40
2003	100%	$17.14
2004	100%	$17.14
2005	100%	$17.14
2006	100%	$17.14

Proposed Acquisition of Gwinnett Professional Center

On June 8, 2007, our board of directors approved the acquisition of Gwinnett Professional Center. Gwinnett Professional Center is a three-story, multi-tenant, medical office building located in Lawrenceville, Georgia. The property was built in 1985 and contains approximately 60,000 square feet of gross leasable area. The building is currently 73% leased. The principal businesses and professions occupying the building are healthcare providers.

We anticipate purchasing Gwinnett Professional Center for a purchase price of $9,300,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $279,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the third quarter of 2007; however, closing is subject to certain agreed up conditions and there can be no assurance that we will be able to complete the acquisition of Gwinnett Professional Center.

Proposed Acquisition of Kokomo Medical Office Park

On June 8, 2007, our board of directors approved the acquisition of Kokomo Medical Office Park. Kokomo Medical Office Park is comprised of four one-story, multi-tenant, medical office buildings located in Kokomo, Indiana. The buildings were constructed from 1992 through 1995 and contain approximately 87,000 square feet of gross leasable area. The buildings are currently 98% leased. The principal businesses and professions occupying the buildings are healthcare providers.

We anticipate purchasing Kokomo Medical Office Park for a purchase price of $13,350,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $401,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the third quarter of 2007; however, closing will be subject to certain conditions and there can be no assurance that we will be able to complete the acquisition of Kokomo Medical Office Park.

Proposed Acquisition of St. Mary’s Physician Center

On June 8, 2007, our board of directors approved the acquisition of St. Mary’s Physician Center. St. Mary’s Physician Center consists of a four-story, multi-tenant, medical office building located in Long Beach, California. The property was built in 1992 and contains approximately 67,000 square feet of gross leasable area. The building is currently 82% leased. The principal businesses and professions occupying the building are healthcare providers.

We anticipate purchasing St. Mary’s Physician Center for a purchase price of $13,800,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $414,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the third quarter of 2007; however, closing is subject to certain agreed up conditions and there can be no assurance that we will be able to complete the acquisition of St. Mary’s Physician Center.

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